Mail Stop 6010

April 13, 2007

Mr. Dennis J. Letham
Senior Vice President – Finance
Anixter International Inc.
2301 Patriot Blvd.
Glenview, IL 60026

> **Re: Anixter International Inc.**
> **Form 10-K as of December 29, 2006**
> **Filed February 23, 2007**
> **File No. 001-10212**

Dear Mr. Letham:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant